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                         March 19, 2024

       Christopher Roberts
       Chief Financial Officer
       AC Immune USA, Inc.
       1230 Avenue of the Americas, Ste 1634
       New York, New York 10020

                                                        Re: AC Immune USA, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed March 14,
2024
                                                            File No. 333-277940

       Dear Christopher Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Derek Dostal